Exhibit 99.1

Babylon Delivers Strong Third Quarter 2021 Operational and Financial Results

•	Third quarter 2021 revenue grew 371% year-over-year to $74.5 million

•	Signed contracts in H2 2021 in the US and UK added approximately 135,000 value-based care members

•	Total contracts exceed $60 million monthly run-rate revenue once fully launched

•

Contracted to serve, by the beginning of 2022, over 24 million people, with the technology platform and fee-based clinical services, and manage over 350,000 lives globally, making Babylon one of the largest value-based care providers

•	Completed merger with Alkuri Global Acquisition Corp. and started trading on New York Stock Exchange, under the ticker symbol BBLN, with approximately $460 million of new capital raised

•	Signed new collaboration framework with Microsoft with the aim to accelerate and enhance current AI and Machine Learning, and promote Babylon technology on Microsoft Exchange

PALO ALTO, CALIFORNIA & LONDON, UK – November 12, 2021 – Babylon Holdings Limited (NYSE: BBLN) (“Babylon”), one of the world’s fastest-growing digital healthcare companies, today announced its financial and operating results for the third quarter ended September 30, 2021.

Ali Parsa, CEO and Founder of Babylon, said: “Again Babylonians delivered exceptional results, with Q3 revenue growing 371% year-over-year, and signing new contracts to manage over 350,000 lives globally by the start of 2022. Yet this is not even day one for us. We are only just getting started as we gain momentum and look to re-engineer every touch point in the healthcare continuum.”

“Since our inception, we have delivered excellent returns for our investors. As we begin the next phase of our journey as a public company, we believe we can continue to do so as we focus on delivering excellent value propositions for our patients and partners.”

Babylon received gross proceeds of approximately $460 million, including debt funding with AlbaCore, following the completion of the previously announced merger transaction with Alkuri Global Acquisition Corp., to fund its continued growth and ongoing operations supporting 24 million members worldwide. Babylon shares initiated trading on the NYSE under the new ticker symbol BBLN on October 22, 2021.

Third Quarter Financial Results and Operating Metrics Summary

Comparison of the following financial results and operating metrics for the three months ended September 30, 2021, compared to the three months ended September 30, 2020:

•

Revenue totaled $74.5 million compared to $15.8 million, an increase of 371% year-over-year. This was primarily driven by the growth in value-based care revenue, which totaled $55.7 million in Q3 2021.

•

Net loss totaled $66.0 million compared to a net loss of $38.0 million in the third quarter of 2020. Net loss, as a percentage of revenue, improved to (89)% of revenue in Q3 2021 compared to (240)% of revenue in Q3 2020.

•	Technology costs[1] accounted for 36% of revenue versus 135% of revenue for the same period last year, demonstrating the operational leverage of our technology platform.

•	Adjusted EBITDA totaled $(47.5) million compared to $(32.6) million in the third quarter of 2020.

•	US value-based care members totaled approximately 100,000 as of September 30, 2021 compared to zero on September 30, 2020.

Financial Highlights for the Nine Months Ended September 30, 2021

•	For the nine-month period, revenue was $203.2 million, compared to $38.3 million in 2020, reflecting an increase of 430%

•	Operating losses as a percentage of revenue have fallen from 314% to 69%, further demonstrating Babylon’s ability to deliver operational leverage

•

Adjusted EBITDA[2] totaled $(101.6) million, an improvement of $7.2 million, as compared to the $(108.9) million reported in 2020. The improvement was predominantly driven by the operational leverage of our platform resulting from our further investments to achieve 430% year-over-year revenue growth, and revenue from software licensing

•	Net loss totaled $141.7 million or (70)% of revenues compared to a net loss of $128.8 million or (336)% of revenues in the prior period, with margin improvement derived from leveraging fixed expenses

•	Net cash used in operating activities was $60.4 million, a decrease from $120.9 million used during the prior period.

Recent Highlights

•

Successful listing on the New York Stock Exchange (“NYSE”) on October 22, 2021 and combined with the previously-announced debt financing with AlbaCore, delivering gross proceeds of approximately $460 million

•	Value-based care contracts being launched will add an estimated 135,000 members comprising 80,000 members in Georgia, California and Mississippi and 55,000 members in the UK by the beginning of 2022

•	With the new contract launches, adding 135,000 members, Babylon is on track to manage over 350,000 lives globally by the start of 2022

•	Total contracts exceed $60 million monthly run-rate revenue once fully launched

•	Announced collaboration with Microsoft (NASDAQ:MSFT) to explore opportunities to accelerate and enhance current AI and Machine Learning, to shift the focus from sick care to preventative health care

•	Obtained $200 million of debt financing through a sustainability-linked investment from AlbaCore Capital Group which is focused on Environmental, Social and Governance (ESG) investing.

Financial Outlook

“Our revenue growth in the third quarter, in conjunction with the new contract launches, demonstrates the continued momentum in our business as we deliver on our 2021 and 2022 revenue targets,” said Charlie Steel, Chief Financial Officer of Babylon. “Following our listing and debt financing with AlbaCore, we now have the capital to accelerate our growth which, in conjunction with the operational performance we have seen year to date, gives us confidence in our ability to deliver into 2022.”

FY 2021 Financial Guidance

Babylon reiterates its previously provided public guidance and continues to expect revenue of $321 million for 2021. For 2022, we have signed new contracts which result in an excess of $60 million of monthly run-rate revenue once fully launched.

Our guidance on full-year 2021 Adjusted EBITDA is now a range of $(165) million to $(175) million to reflect the impact of expenses associated with incremental costs relating to investments in resources to support new contracts, public company operations, wage inflation, and pressures on cost of care delivery expenses. Increased investment in resources for supporting signing and operationalization of new contracts is expected to position the company for dynamic growth in 2022.

We are not able to reconcile projected Adjusted EBITDA to its most directly comparable IFRS measure as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant.

This financial guidance and other statements above are forward-looking statements and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Third Quarter 2021 Earnings Conference Call

Babylon will host a conference call to discuss third quarter 2021 results on November 12, 2021 at 8:00 am Eastern Time. The conference call can be accessed by dialing (877) 407-7994 for U.S. participants or +1 215-268-9868 for international participants; or via a live audio webcast that will be available at https://ir.babylonhealth.com/. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call, at the same web link, and will remain available for approximately 90 days.

Additional Notes

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s website at https://www.babylonhealth.com.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers 24 million people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for children on Medicaid, or the elderly on Medicare, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, with 15 languages available. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon will manage over 350k lives globally by the beginning of 2022. In the first half of 2021 alone, Babylon helped a patient every 5 seconds, with approximately 1.7 million AI interactions and 1.3 million consultations. Importantly, this was achieved with more than a 95% user retention rate and 5 star rating from circa 90% of our users.

Babylon is already working with governments, health providers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by any filings on F-1/A, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

1	Comprises Platform and Application Expenses and Research and Development Expenses
2	An explanation of non-IFRS measures and the reconciliation to the most comparable IFRS measures have been provided in the accompanying Table 4 at the end of this press release

Table 1

Babylon Holdings Limited

Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(In USD thousands, except per share amounts, unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Software licensing revenue	7,983	8,231	52,228	18,585
Clinical services revenue	10,764	7,580	28,898	19,729
Value-based care revenue	55,715	—	122,107	—

Total revenue	74,462	15,811	203,233	38,314
Cost of care delivery	(68,336)	(8,068)	(160,473)	(26,888)
Platform & application expenses	(7,127)	(10,924)	(28,504)	(23,822)
Research & development expenses	(19,339)	(10,390)	(36,540)	(31,271)
Sales, general & administrative expenses	(42,166)	(23,707)	(118,771)	(76,470)

Operating loss	(62,506)	(37,278)	(141,055)	(120,137)
Finance costs and income	(2,049)	(478)	(4,264)	(3,041)
Exchange (loss)/gain	(396)	259	(487)	(1,887)

Net finance (expense)	(2,445)	(219)	(4,751)	(4,928)
Gain on sale of subsidiary	—	—	3,917	—
Share of loss of equity-accounted investees	(1,017)	(426)	(2,293)	(735)

Loss before taxation	(65,968)	(37,923)	(144,182)	(125,800)
Tax (provision)/benefit	(7)	(63)	2,486	(3,000)

Loss for the period	(65,975)	(37,986)	(141,696)	(128,800)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(159)	918	(226)	2,448

Other comprehensive (loss) / gain for the period, net of income tax	(159)	918	(226)	2,448

Total comprehensive loss for the period	(66,134)	(37,068)	(141,922)	(126,352)

Loss attributable to:
Equity holders of the parent	(65,247)	(37,658)	(140,153)	(127,643)
Non-controlling interest	(728)	(328)	(1,543)	(1,157)

	(65,975)	(37,986)	(141,696)	(128,800)
Total comprehensive loss attributable to:
Equity holders of the parent	(65,406)	(36,740)	(140,379)	(125,195)
Non-controlling interest	(728)	(328)	(1,543)	(1,157)

	(66,134)	(37,068)	(141,922)	(126,352)
Net loss per share, basic and diluted	($0.08)	($0.05)	($0.17)	($0.16)

Table 2

Babylon Holdings Limited

Consolidated Statement of Cash Flows

(In USD thousands, unaudited)

	For the Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Loss for the period	(141,696)	(128,800)
Adjustments for:
Finance costs and income	4,264	3,041
Depreciation and amortization	22,145	9,531
Share based compensation	19,585	2,452
Taxation	(2,486)	3,000
Exchange loss	487	1,887
Impairment expense	—	33
Share of net loss of associates and joint ventures	2,293	735
Gain on sale of subsidiary	(3,917)	—

	(99,325)	(108,121)
Working capital adjustments
(Increase) in trade and other receivables	(18,015)	(6,165)
Increase/(Decrease) in trade and other payables	56,966	(6,631)

Net cash used in operating activities	(60,374)	(120,917)

Cash flows from investing activities
Capital expenditure	(5,331)	(501)
Interest received	30	7
Development costs capitalized	(24,074)	(25,937)
Acquisition of subsidiary, net of cash acquired	(13,835)	—
Purchase of shares in associates and joint ventures	(5,000)	(7,500)
Proceeds from sale of investment in subsidiary	2,213	—

Net cash used in investing activities	(45,997)	(33,931)

Cash flows from financing activities
Proceeds from borrowings	63,000	357
Repayment of borrowings	(15,000)	—
Payment of debt issuance costs	(1,000)	—
Payment from exercise of share options	(482)	—
Fees directly attributable to equity raise	—	(10,245)
Net proceeds from issue of share capital	—	11,907
Principal payments on leases	(2,677)	(935)
Interest paid	(2,816)	(2,713)

Net cash inflow / (outflow) from financing activities	41,025	(1,629)

Net (decrease) in cash and cash equivalents	(65,346)	(156,477)
Cash and cash equivalents at January 1	101,757	214,888
Effect of movements in exchange rate on cash held	721	1,333

Cash and cash equivalents at end of period	37,132	59,744

Table 3

Babylon Holdings Limited

Consolidated Statement of Financial Position

(In USD thousands, unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
Non-current assets
Right-of-use assets	7,297	2,572
Property, plant and equipment	5,964	1,334
Investments in associates	11,583	8,876
Goodwill	30,503	17,832
Other intangible assets	102,048	78,853

Total non-current assets	157,395	109,467

Current assets
Right-of-use assets	3,783	1,942
Trade and other receivables	31,124	13,525
Prepayments and contract assets	11,789	8,841
Cash and cash equivalents	37,132	101,757
Assets held for sale	—	3,282

Total current assets	83,828	129,347

Total assets	241,223	238,814

EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	10	10
Preference share capital	4	3
Share premium	557,569	485,221
Share based payment reserve	52,861	32,185
Retained earnings	(609,658)	(469,504)
Foreign currency translation reserve	1,449	1,675

Total capital and reserves	2,235	49,590
Non-controlling interests	(2,774)	(1,231)

Total equity	(539)	48,359

LIABILITIES
Non-current liabilities
Other long term liabilities	2,388	—
Contract liabilities	74,903	57,274
Deferred grant income – tax credit	5,948	7,488
Lease liabilities	7,916	2,011
Deferred tax liability	768	—

Total non-current liabilities	91,923	66,773

Current liabilities
Trade and other payables	22,564	11,635
Accruals and provisions	52,494	18,636
Contract liabilities	21,817	18,744
Deferred grant income – tax credit	1,157	—
Lease liabilities	4,043	2,488
Loans and borrowings	47,764	70,357
Liabilities directly associated with the assets held for sale	—	1,822

Total current liabilities	149,839	123,682

Total liabilities	241,762	190,455

Total liabilities and equity	241,223	238,814

Table 4

Babylon Holdings Limited

Reconciliation of IFRS Loss for the Period to EBITDA and Adjusted EBITDA

(In USD thousands, unaudited)

EBITDA is defined as profit (loss), adjusted for depreciation, amortization, net finance income (costs), and income taxes. Adjusted EBITDA is defined as profit (loss), adjusted for depreciation, amortization, net finance income (costs), income taxes, share-based compensation, impairment expenses, foreign exchange gains or losses and gains or losses on sale of subsidiaries.

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities.

EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definition of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, loss, for the three-month and nine-month periods ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
IFRS Loss for the Period	(65,975)	(37,986)	(141,696)	(128,800)
Adjustments to calculate EBITDA:
Depreciation and amortization	8,823	3,072	22,145	9,531
Finance costs and income	2,049	478	4,264	3,041
Tax provision/(benefit)	7	63	(2,486)	3,000

EBITDA	(55,096)	(34,373)	(117,773)	(113,228)
Adjustments to calculate Adjusted EBITDA:
Share-based compensation	7,241	2,019	19,585	2,452
Impairment expense	—	—	—	32
Exchange (gain)/ loss	396	(259)	487	1,887
Gain on sale of subsidiary	—	—	(3,917)	—

Adjusted EBITDA	(47,459)	(32,613)	(101,618)	(108,857)

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

Kathy Kress

investors@babylonhealth.com